MoneyOnMobile, Inc.
500 North Akard Street, Suite 2850
Dallas, Texas 75201

December 1, 2016

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: MoneyOnMobile, Inc.
Registration Statement on Form S-1
File No. 333-196955

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, MoneyOnMobile, Inc., formerly Calpian, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement filed on Form S-1 (Registration No. 333-196955), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it does not plan to proceed with the completion of the Registration Statement. The Registration Statement has never been declared effective by the Commission, and no securities have been sold pursuant to the Registration Statement. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Darrin Ocasio of Sichenzia Ross Ference Kesner LLP, at 212-930-9700.

Thank you for your assistance in this matter.

Sincerely,
MoneyOnMobile, Inc.

By:	/s/ Harold Montgomery
Harold Montgomery
Chief Executive Officer